Exhibit 1.02

A. O. Smith Corporation

Conflict Minerals Report

for the Year Ended December 31, 2013

This Report has been prepared by A. O. Smith Corporation (“A. O. Smith,” “we,” “us” or “our”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants (a “Covered Company” or “Covered Companies”) who manufacture products containing certain minerals, including tin, tantalum, tungsten, and gold (“3TG”). These reporting requirements apply to Covered Companies regardless of the geographic origin of the 3TG and regardless of whether or not the 3TG funds armed groups in the Democratic Republic of the Congo or an adjoining country (the “DRC” or “Covered Countries”).

This Rule requires a Covered Company to conduct a “Reasonable Country of Origin Inquiry” that is reasonably designed to determine whether any of the 3TG in its products either originated in Covered Countries or were from recycled or scrap sources and, under certain circumstances, whether due diligence is required on the source and chain of custody of the 3TG. This Report has been prepared by A. O. Smith in accordance with the Rule, after conducting a Reasonable Country of Origin Inquiry and the additional due diligence discussed below.

1.	COMPANY OVERVIEW

A. O. Smith is a manufacturer of residential and commercial water heaters and boilers, as well as water treatment products for residential and light commercial applications, with manufacturing operations in the U.S., Canada, Mexico, India, China, the Netherlands and Turkey. Our compliance process covered the supply chain for all of our operations. Specifically, we conducted an analysis of each of our products to identify those containing 3TG. This included reviewing our products’ bill of materials and consulting with procurement and engineering personnel. We believe there are miniscule amounts of 3TG in virtually all of our products, which is necessary for product functionality.

Our Conflict Minerals Policy

We have adopted a statement on conflict minerals, which is publicly available on our website at http://www.aosmith.com/Governance/Default.aspx?id=84 and then click on “Conflict Minerals Statement” in the column on the left.

Our Supply Chain

The products we manufacture are complex, typically containing hundreds of parts from suppliers worldwide. We reviewed our supplier list for all manufacturing locations and eliminated service providers, equipment vendors, other non-manufacturing suppliers and redundant listings for our multiple plants. Excluding service and non-manufacturing suppliers, we identified approximately 900 direct suppliers of materials and components worldwide, with multiple tiers between our suppliers and the 3TG smelter for a particular component. The multiple tiers between our suppliers and the 3TG smelters makes it difficult for us to ascertain the ultimate source of 3TG in the products we manufacture. We must rely on our direct suppliers to work with their upstream suppliers to provide accurate information on the origin of the 3TG contained in the components and materials we purchase.

We surveyed all direct suppliers identified through this process. For consistency, we sent the same letter, translated as appropriate, to all identified suppliers globally, requesting that they provide us information regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain by providing a consistent framework for survey responses. The Template includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, information about its supply chain such as the names and locations of smelters and refiners, as well as the origin of 3TG used by those facilities. The Template also has foreign language capability for many of our worldwide locations.

Efforts to Determine Mine or Location of Origin

We have determined that requesting our suppliers to complete the Template and making follow-up inquiries represents our reasonable best opportunity to determine the countries and, in some cases, mines or locations of origin of 3TG in our supply chain. We reached this conclusion, in part, because of the EICC-GeSI Conflict-Free Smelter Program which operates in conjunction with the Template. This program is one of the industry leaders in the efforts to certify conflict-free smelters and provides a list of such smelters for manufacturers’ use.

Smelters or Refiners and Country of Origin of 3TG

Of the direct suppliers who responded to our survey, the majority indicated in their responses that the information they provided was at a supplier company level or a divisional level relative to the supplier, rather than at a level directly relating to a part number that the supplier provides to us and did not include a list of smelters. Three of our suppliers identified a smelter facility that is certified as Conflict-Free Smelter under the EICC-GeSI Conflict Free Smelter Program.

2.	OUR CONFLICT MINERALS COMPLIANCE PROGRAM

A.	Design of Our Compliance Program

Our conflict minerals compliance program has been designed to conform, in all material respects, with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”). The OECD Guidance is an internationally recognized due diligence framework. Our specific due diligence efforts are discussed below.

B.	Management Systems

(i)	Conflict Mineral Statement

We have adopted a conflict minerals statement related to 3TG sourcing which we posted on our website.

(ii)	Our Internal Team

A. O. Smith established a multi-functional conflict minerals team in 2012 to support our supply chain due diligence related to 3TG. Our team includes subject matter experts from relevant functions, including legal, finance, procurement and supply chain, trade compliance, engineering and information systems, who met bi-weekly. We also have similar teams in China, India, Mexico, the Netherlands and Turkey.

Our conflict minerals team is responsible for implementing our overall conflict minerals compliance program, led by the Vice President-Global Procurement. Our corporate compliance committee and senior management are regularly briefed about the results of our compliance efforts, as is the Audit Committee of our Board of Directors.

As our compliance efforts intensified, we hired additional personnel whose primary responsibility relates to conflict minerals. Specifically, such personnel gather and review supplier information related to use of conflict minerals; track supplier responses in a centralized database, and follow up, as needed, with unresponsive suppliers; and coordinate our compliance efforts with the conflict minerals team in each of the foreign countries where A. O. Smith has manufacturing operations. For consistency, one employee serves as the point of contact for all supplier and customer inquiries on 3TG, coordinating with the Vice President-Global Procurement and others on our conflict minerals team, as necessary.

(iii)	Training for Our Employees and Suppliers

We developed an internal training program to educate our employees who interface with suppliers and other external parties regarding A. O. Smith’s conflict minerals compliance efforts. For consistency, we have utilized the same training program with our employees worldwide, and translated it into local languages, as necessary. We felt this was important because these employees would be the first point of contact for our suppliers who had questions as to the Rule.

With respect to our suppliers, we recognized that most are not SEC registrants subject to the Rule, and therefore are not familiar with its requirements. To educate our suppliers, we developed a specific training program, which we presented at A. O. Smith’s Supplier Summit. Our largest suppliers, in terms of annual spend, are invited to this annual event. We also made this training available on our dedicated supplier web portal. On this website, we also posted our supplier letter, frequently asked questions and responses, the Template and a link for suppliers to submit the completed Template. We grouped all conflict minerals-related documents in a single electronic site for the convenience of our suppliers. We intend to review our training programs at least annually to ensure they are continuously aligned with current regulations, our initiatives, and the tools we use.

We also sent detailed communications to all of our direct suppliers of materials and components worldwide (excluding service and non-manufacturing suppliers), outlining our expectations concerning supply chain due diligence, and directing suppliers to utilize the Template to provide information. We concluded that a reasonable approach would be to roll-out our supplier materials in North America first, and follow with other countries. We sent a letter to all North America manufacturing suppliers, followed up with two letters and then we personally contacted each supplier that had not responded. We translated these communications into eight foreign languages and completed mailings to suppliers of our foreign manufacturing facilities, using a similar follow-up approach to ensure suppliers to our foreign manufacturing locations responded.

C.	Control Systems

As a manufacturer of water heaters, boilers and water treatment equipment, A. O. Smith is multiple layers removed from the actual mining of 3TG minerals. We are, however, engaged and actively cooperate with other manufacturers in industry-wide supply chain initiatives, particularly the EICC-GeSI Conflict Free Sourcing Program which reviews smelters and certifies compliant smelters as being conflict-free. We are utilizing this program as part of our due diligence efforts.

Our internal controls include our Code of Conduct, called the A. O. Smith Guiding Principles, which specifically refers to the conflict minerals Rule and outlines expected behaviors for all our employees; our Supplier Quality Manual, which contains a regulatory compliance section on conflict minerals and enumerates our requirements from each supplier; our Supplier Expectations Manual; and our dedicated supplier web portal, on which we have posted our conflict minerals-related materials, including our training program, supplier communications and the Template.

D.	Grievance Mechanism

We have longstanding grievance mechanisms whereby employees, suppliers and customers can report violations of our policies, including our conflict minerals policy. This includes the Integrity Helpline, which is referenced in our A. O. Smith Guiding Principles and is available on our corporate website, http://www.aosmith.com/Governance/Default.aspx?id=84.

E.	Records Maintenance

We have retained all relevant documentation we have received in connection with our Reasonable Country of Origin Inquiry and due diligence, in compliance with the A. O. Smith Records Management Policy.

3.	IDENTIFY AND ASSESS RISK IN OUR SUPPLY CHAIN

Our Reasonable Country of Origin Inquiry entailed surveying all direct suppliers of materials and components worldwide, which is approximately 900 suppliers. We received responses from more than 80% of our suppliers worldwide. Our supplier responses were provided using the Template as well as other forms. Most of these suppliers provided data at a supplier company level or divisional level relative to the supplier, rather than based on the part number that the supplier provides to us.

We rely on our direct suppliers to provide us with information about the source of 3TG contained in their materials or components. Our direct suppliers similarly rely upon information provided by their suppliers. We reviewed the supplier responses against criteria developed by our conflict minerals team to determine which required further investigation. The criteria included incomplete responses, inconsistencies within the data reported by suppliers, and responses inconsistent with the 3TG analysis of our engineers. In such instances, we have worked directly with the suppliers in an effort to secure revised responses.

None of our direct suppliers reported that their products contain 3TG originating from a smelter that supports armed groups in a Covered Country. Three of our suppliers identified a smelter facility that is certified as Conflict Free under EICC-GeSi Conflict Free

Smelter Program. The remainder of our direct suppliers either indicated that they did not source minerals from Covered Countries or that their parts and components are DRC conflict undeterminable, as defined in the Rule. Since it appears that a portion of our components are DRC conflict undeterminable, we are voluntarily reporting that our products are “DRC conflict undeterminable” for calendar year 2013.

4.	DESIGN AND IMPLEMENT A STRATEGY TO REPOND TO RISKS

We implemented the following steps to respond to potential risks we have identified in our supply chain:

•	Our senior management, corporate compliance committee and the Audit Committee of our Board of Directors have been briefed on our compliance efforts on a regular basis.

•	We adopted a statement on conflict minerals; stated our commitment to comply with conflict minerals Rules in the A. O. Smith Guiding Principles and enumerated our specific supplier expectations in our Supplier Quality Manual.

•	We implemented a risk management plan that outlines our responses to any identified risks. As part of our risk management plan, we have contacted each direct supplier that we surveyed by letter, and followed up by telephone, email or other means.

•	We translated all supplier communications (letters and training materials) to appropriate languages for use by our foreign operations and to facilitate their education of foreign suppliers on the Rule’s requirements and our expectations.

•	We made conflict minerals compliance training available for our suppliers and employees at no cost, utilizing the conflict mineral training program we prepared, to ensure they understood the Rule’s requirements and responded appropriately to our requests. We also made our employees available to answer suppliers’ questions.

•	We implemented a system to attempt to provide the conflict minerals information and the Template to every new supplier and to each existing supplier when a component is modified.

•	In our 2013 review, we found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular on-going risk assessment through our annual conflict minerals survey of suppliers.

5.	CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN

We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct such audits of these entities within our supply chain. We support smelter audits through our participation in the EICC-GeSI Conflict Free Smelter Program. We have not conducted an independent private sector audit of this Report as none is required at this time under the Rules.

6.	REPORT ON SUPPLY CHAIN DUE DILIGENCE

This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD. It is available on our website at http://www.aosmith.com/Governance/Default.aspx?id=84, and then click on “Form SD and Conflict Minerals Report” in the column on the left.

7.	STEPS TO BE TAKEN TO MITIGATE RISK

In the next compliance period, we intend to take the following steps to improve our conflict minerals program and further mitigate any risk that the necessary 3TG in our products could benefit armed groups in a Covered Country.

•	Engage with suppliers and direct them to training resources as part of our efforts to increase the response rate and improve the content of the supplier survey responses.

•	Expand access to our supplier web portal, particularly on an international level.

•	Engage any of our suppliers found to be providing us with 3TG from sources that support armed groups in the Covered Countries to establish an alternative source of 3TG that does not support armed groups.

•	Work with the OECD, our trade associations and other groups to define and improve reporting practices and encourage responsible sourcing of 3TG in accordance with the OECD Guidance.

8.	CONCLUSION

After completing a Reasonable Country of Origin Inquiry and exercising due diligence as described in this Conflict Minerals Report, A. O. Smith has determined in good faith that for calendar year 2013, our products are “DRC conflict undeterminable,” as defined in the Rule.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause our expectations and assumptions to not be accurate. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the challenges associated with understanding our entire supply chain to reach the source of conflict minerals; changes in law, regulations and the implementation of such laws and regulations concerning conflict minerals; and evolving practices that may influence our future actions.

Forward-looking statements included in this filing are made only as of the date of this filing, and the company is under no obligation to update these statements to reflect subsequent events or circumstances. All subsequent written and oral forward-looking statements attributed to the company, or persons acting on its behalf, are qualified entirely by these cautionary statements.